May 12, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Maryse Mills-Apenteng
Barbara C. Jacobs

Re:	Palm, Inc.
Form 10-K for Fiscal Year Ended May 30, 2008
Filed July 25, 2008
File No. 000-29597

Dear Ms. Mills-Apenteng and Ms. Jacobs:

Palm, Inc. (“Palm”, the “Company”, “our” or “we”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated April 14, 2009 regarding our Form 10-K filed with the Commission on July 25, 2008.

For your convenience, we have repeated the Staff’s comments in italic type and have included our response to the Staff’s comments immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended May 30, 2008

Intellectual Property, page 10

1.	We note your response to prior comment 3 indicating that you do not consider the Microsoft contract to be one on which you are substantially dependent and furthermore that you have entered into a new agreement with Microsoft as of December 2008. We are unable to concur with your view that the Microsoft contract need not be filed. In view of your statement that nearly 30% of your revenues were derived from products incorporating the Microsoft OS and your disclosures indicating that the Microsoft contract involved a minimum purchase commitment obligation of more than $40 million for licenses due to Microsoft over a two-year period, please file the Microsoft agreement pursuant to Item 601(b)(10)(ii)(B) or provide us with a significantly more detailed analysis using quantified terms explaining why the agreement is not required to be filed.

Response: Although the Microsoft agreement is significant to the company, Palm entered into the Microsoft agreement in the ordinary course of its business, and Palm respectfully maintains that it is not substantially dependent on the Microsoft agreement. Below is a more detailed analysis, both quantitative and non-quantitative, explaining why Palm should not be required to file the Microsoft agreement.

Item 601(b)(10)(ii)(B) indicates in relevant part that substantial dependence is evidenced by (emphasis added) “continuing contracts to sell the major part of registrant’s products or services or purchase the major part of registrant’s goods, services or raw materials.” In every quarter since the inception of the Microsoft agreement, products based on the Palm operating system (“OS”) have represented not just the major part but a majority of Palm’s revenues, and typically a substantial majority, ranging up to 92% of revenue in the fourth quarter of fiscal year 2008. The following table summarizes the percentage of revenue generated by product category for the three most recent fiscal years:

Source of Revenue	FY 2008	FY 2007	FY 2006
Palm OS products	76%	60%	81%
Windows OS products	23%	36%	14%
Other (1)	1%	4%	5%

(1)	Other revenue is primarily derived from sales of accessories and software for use in Palm’s smartphone and handheld products.

Clearly, the Palm OS agreement is the contract to which the sale of the major part of Palm’s products is linked. The Palm OS agreement was filed with the SEC on July 3, 2003, with amendments filed on August 18, 2003, September 25, 2003 and July 28, 2005. Revenue derived from Palm’s products based on the Microsoft Windows Mobile (“Windows”) OS peaked in fiscal year 2007, but has never exceeded revenue from the Palm OS products and generally has not come close to representing the major part of Palm’s revenue.

Even though the numbers support Palm’s position that it is substantially dependent on the Palm OS and not on the Windows OS or the Microsoft agreement, to look solely at a quantitative analysis would not take into account the totality of the circumstances surrounding Palm’s dependence on the Palm OS.

Palm originally developed the Palm OS for its handheld computers as a proprietary OS and has subsequently utilized the Palm OS on all of its handheld computers and a majority of its smartphone products. From its inception to the present, the Palm OS has continuously been Palm’s distinguishing OS.

Palm is the dominant provider of smartphones utilizing the Palm OS. Palm’s revenues benefit from the loyal Palm OS community of users and application developers that has expanded over the years and provided entry for Palm to relationships with wireless carriers. The Palm OS has made Palm attractive to wireless carriers by providing a unique alternative to end users and differentiates Palm from its competitors in the smartphone market. It is not clear that Palm would be able to maintain its relationships and relevance with wireless carriers without the Palm OS. By contrast, because there are numerous providers of Windows OS smartphones, Palm does not believe that the Windows OS is critical to maintain Palm’s relationships with wireless carriers.

Rather than rely 100% on the Palm OS, Palm entered into the Microsoft Agreement as part of its efforts to broaden its product offerings. However, there have always been alternative “off-the-shelf” operating systems that Palm could have used or to which Palm could have migrated to support its diversification strategy. While Palm believes that there are advantages to the Windows OS, Palm has not been dependent on the Windows OS to maintain this strategy.

For these reasons, Palm has been substantially dependent on the Palm OS and not on the Windows OS throughout its history, including the duration of the Microsoft agreement.

Palm respectfully submits that Item 601(b)(10) was designed to allow investors to review ordinary business contracts only in situations where Palm is substantially dependent on that agreement – suggesting that the absence of that agreement could result in more than just material or significant consequences to Palm. In this case, it is clear that the Palm OS, and not the Windows OS or the Microsoft agreement, meets that test. Even the temporary spike in the percentage of sales of products using the Windows OS in fiscal year 2007 does not change this analysis from a quantitative or non-quantitative perspective. Windows OS products have never been the major part of Palm’s business. If Palm did not have the Microsoft agreement, it could have chosen among operating systems from other vendors or it could have chosen to rely solely on the Palm OS for its product portfolio.

Item 1A.	Risk Factors

2.	Please refer to prior comment 4. Your disclosures and your response confirm that Sprint generated 41% of your revenues for fiscal year 2008. As such, the agreement with Sprint, even if entered into in the ordinary course of business, is ostensibly one on which you were substantially dependent during fiscal year 2008. Furthermore, we note that Sprint has accounted for an increasingly large percentage of your revenues at least since 2006 and accounted for nearly one-fourth of your revenues in 2007. Given that Sprint generated upwards of 24% of your revenues in the past two fiscal years, there does not appear to be a basis for your statement that Palm’s business has not been substantially dependent on any of its carrier contracts for periods reflected in the Annual Report on Form 10-K. Please file the Sprint agreement as an exhibit to the Form 10-K. Note that the filing requirement for material contracts includes contracts performed at the time the annual report is filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: Palm respectfully maintains that it is not substantially dependent on the Sprint agreement. This requires an understanding of the relationships between smartphone makers and wireless carriers in the smartphone industry in general as well as Palm’s relationships with Sprint and other wireless carriers.

Smartphones are sold on a product by product basis. While smartphone makers, such as Palm, often enter into exclusive arrangements for the initial launch of a new product, the arrangements are generally linked to that particular product and do not establish an on-going contractual relationship between the smartphone maker and the carrier. It is rare within the industry to form an alliance with one carrier partner, even within a particular geographic region. Apple, Inc. has done this with AT&T and the iPhone, but that is one of a few exceptions rather than the rule. Palm, Motorola, Nokia, Research in Motion (RIM), Samsung and other established smartphone makers tend to sell a product to multiple carriers. This aspect of the smartphone industry favors both sides of the equation. Smartphone makers do not want to limit their channels of distribution. Wireless carriers want to provide end-users with a broad range of phone choices to attract or retain subscribers and drive usage of their cellular networks.

With a few exceptions – Palm’s Treo 680 and Treo 750 models with AT&T – Palm has historically sold each of its products through multiple wireless carriers. The following table gives a breakdown by product of the carriers to whom Palm has sold its smartphones:

		United States Carriers					International Carriers
Product	Date of Initial Launch	Alltel	AT&T	Sprint	T-Mobile	Verizon
T600	September 2003		X*	X	X	X	X
T650	November 2004	X	X*	X		X	X
T700w/wx	January 2006	X		X		X*	X
T700p	May 2006	X		X*		X
T750	September 2006		X				X*
T680	November 2006		X*				X
T755	May 2007	X		X*		X
Centro	September 2007		X	X*		X	X
T500	September 2007						X*

*	Indicates initial launch carrier

As with Palm’s carrier contracts in general, Palm’s Sprint agreement is essentially a master agreement. Under the terms of Palm’s master agreement with Sprint, there were no contractual commitments on Sprint’s part to purchase any of these products from Palm and no commitment on Palm’s part to sell any of these products to Sprint. It provides general commercial terms for Palm products that will work on the Sprint network, such as certification, inspection, testing, shipping, returns, packaging, technical support and warranty. If the parties agreed that Sprint would purchase and distribute a particular product, then historically Sprint has placed purchase orders for that product to which the terms of the continuing master agreement have attached.

Since Palm generally sells each of its products to a number of wireless carriers and since Palm’s carrier contracts generally do not include any contractual commitments to buy or sell any particular product or to issue or accept a purchase order for any particular quantity of products, Palm believes that it has not been substantially dependent on any one wireless carrier or on its contract with that carrier.

Furthermore, Palm believes that the revenue it derives from a particular wireless carrier in a particular span of time should not be the sole or primary criterion in determining whether Palm’s business is dependent on that carrier. The amount of revenue generated by any smartphone product at any carrier is influenced by a number of factors, including the period of exclusivity, the timing of competitive product launches at that carrier and the popularity of the product. Smartphone product launches tend to create peaks in revenue and increase the revenue attributable to a particular carrier for a short period of time. In Palm’s case, the higher percentage of revenue with Sprint over fiscal year 2008 was a result of Palm initially launching its popular Centro smartphone with Sprint and greater consumer demand for the Centro at Sprint than at other carriers. The demand for the Centro at Sprint was not dependent on any terms and conditions of the continuing master agreement with Sprint. Had Palm not received a favorable order from Sprint, Palm could have launched the Centro with another carrier first. As a result, Palm reiterates that its business was not substantially dependent on the Sprint agreement during the periods covered by its 2008 filing on Form 10-K.

In connection with our responses we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or our changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me or our Associate General Counsel, Jonathan Shanberge, at (408) 617-7000. If the Staff continues to disagree with Palm’s positions, we would appreciate an opportunity to arrange a conference call with counsel to discuss the matter further. Thank you.

Sincerely,

Palm, Inc.

By:	/s/ DOUGLAS C. JEFFRIES
Douglas C. Jeffries
Senior Vice President and Chief Financial Officer

cc:	Brian J. Lane, Gibson, Dunn & Crutcher LLP